UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

World Energy Solutions, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

98145W208
(CUSIP Number)

12/31/09
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[  ] Rule 13d-1(c)
[  ] Rule 13d-1(d)

Check the following box if a fee is being paid with this statement [ ]. A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent there to reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS.  I.R.S. IDENTIFICATION NOS.
	OF ABOVE PERSONS (ENTITIES ONLY)

	Brown Advisory Holdings Incorporated ("BAHI")

2. 	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) [ ]
	(b) [ ]

3. 	SEC USE ONLY

4. 	CITIZENSHIP OR PLACE OF ORGANIZATION
	U.S., Maryland

		5 SOLE VOTING POWER		0 shares
NUMBER OF
SHARES		6 SHARED VOTING POWER		0 shares
BENEFICIALLY
OWNED BY	7 SOLE DISPOSITIVE POWER	0 shares
EACH
REPORTING	8 SHARED DISPOSITIVE POWER	0 shares
PERSON WITH

9. 	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	0 shares

10. 	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
	SHARES [   ]

11. 	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	0.0%

12. 	TYPE OF REPORTING PERSON
        HC
_____________________________________________________________
1.	NAME OF REPORTING PERSONS.  I.R.S. IDENTIFICATION NOS.
	OF ABOVE PERSONS (ENTITIES ONLY)

	Winslow Management Company, LLC

2. 	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) [ ]
	(b) [ ]

3. 	SEC USE ONLY

4. 	CITIZENSHIP OR PLACE OF ORGANIZATION
	U.S., Delaware

		5 SOLE VOTING POWER		1010738 shares
NUMBER OF
SHARES		6 SHARED VOTING POWER		0 shares
BENEFICIALLY
OWNED BY	7 SOLE DISPOSITIVE POWER	1010738 shares
EACH
REPORTING	8 SHARED DISPOSITIVE POWER	0 shares
PERSON WITH

9. 	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	1010738 shares

10. 	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
	SHARES [   ]

11. 	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	11.8%

12. 	TYPE OF REPORTING PERSON
        IA

Item 1(a). 	Name of Issuer: World Energy Solutions, Inc.

Item 1(b). 	Address of Issuer's Principal Executive Offices:
		446 Main Street
		Worcester, Massachusetts  01608

Item 2(a). 	Name of Person Filing:
		This filing is made on behalf of Brown Advisory Holdings Incorporated ("BAHI") and BAHI's indirect, wholly-owned subsidiary, Winslow Management Company, LLC ("Winslow").

Item 2(b).	Address of Principal Business Office:
		901 South Bond Street, Suite 400
		Baltimore, Maryland 21231

Item 2(c). 	Citizenship:
		BAHI is a Maryland Corporation
		Winslow is a Delaware Corporation

Item 2(d). 	Title of Class of Securities: Common Stock

Item 2(e).	CUSIP Number: 98145W208

Item 3. 	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b),
		check  whether the person filing is a:

		BAHI	(g) [x] A parent holding company or control person in
		accordance with section 240.13d-1(b)(1)(ii)(G)

		Winslow	(e) [x] An investment adviser in accordance with
		240.13d-1(b)(1)(ii)(E)

Item 4. 	Ownership:

(a) 	Amount of Beneficially Owned:	1010738 shares

(b) 	Percent of Class:	11.8%

(c) 	Number of shares as to which such person has:

  (i)  Sole power to vote or to direct the vote: 1010738 shares

 (ii)  Shared power to vote or to direct the vote: 0 shares

(iii)  Sole power to dispose or to direct the disposition of: 1010738 shares

(iv)  Shared power to dispose or to direct the disposition of: 0 shares

Item 5. 	Ownership of Five Percent or Less of a Class.
	Not applicable

Item 6. 	Ownership of More than Five Percent on Behalf of Another Person.

	The securities being reported are beneficially owned by investment companies and other managed accounts of direct/indirect subsidiaries of BAHI. These subsidiaries may be deemed to be beneficial owners of the reported securities because applicable investment advisory contracts provide voting and/or investment power over the securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the
	Security Being Reported on by the Parent Holding Company or Control Person.

	BAHI is a parent holding company filing on behalf of various direct/indirect
	subsidiaries pursuant to rule 13d-1(b)(1)(ii)(G) under the Securities and
	Exchange Act of 1934.  See Item 3 and Exhibit A.

Item 8.	Identification and Classification of Members of the Group.
	Not applicable

Item 9. Notice of Dissolution of Group.
	Not applicable

Item 10. 	Certification.

	By signing below I certify that to the best of my knowledge and belief, the
	securities referred to above were acquired in the ordinary course of business
	and were not acquired for the purpose of and do not have the effect of
	changing or influencing the control of the issuer of such securities and were
	not acquired in connection with or as a participant in any transaction having
	such purpose or effect.

	Signature:

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	Brown Advisory Holdings Incorporated

	By: 		/S/ David M. Churchill
	Name:	David M. Churchill
	Title:		Secretary & Treasurer
	Date:		As of December 31, 2009

	Winslow Management Company, LLC

	By:	/S/ Nancy I. Denney
	Name:	Nancy I. Denney
	Title:	Secretary
	Date:  As of December 31, 2009

JOINT FILING AGREEMENT

Brown Advisory Holdings Incorporated and Winslow Management Company, LLC agree that the Schedule 13G to which this Agreement is attached, relating to the Common Stock of World Energy Solutions, Inc., is filed on behalf of each of them.

Brown Advisory Holdings Incorporated

By:	/s/ David M. Churchill
Name:	David M. Churchill
Title:	Secretary & Treasurer
Dated:  As of December 31, 2009

Winslow Management Company, LLC

By:	/S/ Nancy I. Denney
Name:	Nancy I. Denney
Title:	Secretary
Dated:  As of December 31, 2009

EXHIBIT A

Pursuant to the instructions in Item 7 of this Schedule 13G, the identity and the Item 3 classification of the relevant subsidiary is:

Winslow Management Company, an Investment Advisor registered under section 203 of the Investment Advisers Act of 1940.